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                               January 4, 2021

       Jonathan Grebinar
       Company Counsel
       Fortress Capital Acquisition Corp
       1345 Avenue of the Americas
       45th Floor
       New York, New York 10105

                                                        Re: Fortress Capital
Acquisition Corp
                                                            Amendment No. 1 to
Form S-1 filed December 31, 2020
                                                            File No. 333-251651

       Dear Mr. Grebinar :

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 1 to Form S-1

       Risk Factors, page 36

   1. We note the exclusive forum provision in Exhibit 4.4, Section 9.3 (Form of Warrant
                                                        Agreement). In a new
risk factor, please describe the provision including any risks or other impacts on
investors and whether it applies to claims under the Securities Act or
                                                        Exchange Act . If this
provision does not apply to actions arising under the Securities Act or Exchange Act, please
also ensure that the exclusive forum provision in the governing documents states this
clearly, or tell us how you will inform investors in future filings that the provision does not
apply to any actions arising under the Securities Act or Exchange
                                                        Act.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jonathan Grebinar
Fortress Capital Acquisition Corp
January 4, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Babette Cooper at 202-551-3396 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3765 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameJonathan Grebinar                        Sincerely,
Comapany NameFortress Capital Acquisition Corp
                                                           Division of
Corporation Finance
January 4, 2021 Page 2                                     Office of Real
Estate & Construction
FirstName LastName